Exhibit (a)(2)(A)

August 12, 2008

Dear Allergy Research Group Stockholder:

We are pleased to inform you that, on August 8, 2008, Allergy Research Group, Inc. (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with KI NutriCare, Inc., a New York corporation (“KI NutriCare”) and wholly-owned subsidiary of Kikkoman Corporation, a corporation organized under the laws of Japan, and Longhorn Acquisition Corp., a Florida corporation and a direct wholly owned subsidiary of KI NutriCare (“Purchaser”).

Under the terms of the Merger Agreement, Purchaser is commencing today an offer to purchase all of the outstanding shares of common stock of the Company (the “Common Stock”) at a price of $1.33 per share in cash, without interest thereon and less any required withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related letter of transmittal (the “Letter of Transmittal”) enclosed with this letter (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”). Unless extended, the Offer is scheduled to expire at 12:00 midnight, New York, New York time, on Tuesday, September 9, 2008. Following the completion of the Offer, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Purchaser will merge with and into the Company, with the Company surviving as a wholly owned subsidiary of KI NutriCare (the “Merger”). The consummation of the Offer is conditioned on, among other things, Purchaser’s receiving through the Offer at least 67% of the outstanding shares of Common Stock on a fully diluted basis. At the effective time of the Merger, each share of Common Stock then outstanding (other than shares of Common Stock held by KI NutriCare, Purchaser, the Company, any subsidiary thereof or any stockholder who demands and perfects appraisal rights), will be converted into the right to receive the Offer Price, without interest and subject to any applicable withholding tax.

The Company’s board of directors, upon recommendation of a special committee of the independent members of the board of directors, has unanimously approved the Merger Agreement, the Offer and the Merger and determined that the Offer and the Merger are advisable and fair and reasonable to, and in the best interests of, the holders of shares of Common Stock. Accordingly, the Company’s board of directors unanimously recommends that you accept the Offer and tender your shares of Common Stock pursuant to the Offer.

In arriving at its recommendations, the Company’s board of directors gave careful consideration to a number of factors that are described in detail in the enclosed Solicitation/Recommendation Statement on Schedule 14D-9.

Accompanying this letter is a copy of the Offer to Purchase and the related Letter of Transmittal for use in tendering your shares of Common Stock pursuant to the Offer. These documents set forth the terms and conditions of the Offer and provide instructions as to how to tender your shares of Common Stock. We urge you to read each of the enclosed materials carefully.

Sincerely,

/s/ Stephen A. Levine, Ph.D.
Stephen A. Levine, Ph.D.
Chief Executive Officer